UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from _______  to _______

Commission File number:  000-54067

PANTHEON CHINA ACQUISITION CORP.  II
(Exact name of Registrant as specified in its charter)

N/A	CAYMAN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

10-102 #9 Jianwai Ave., Beijing, China
 (Address of principal executive offices)

Copies to:
Joseph M. Lucosky, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, 2nd Floor
Manalapan, NJ 07726

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the registration statement: As of August 2, 2010, there were 1,680,000 shares of common stock, par value $.0001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐    Accelerated filer ☐      Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☐

INDEX

PRELIMINARY NOTES

Foreign Private Issuer Status

Pantheon China Acquisition Corp. II (“we”, “our”, “us”, the “Company” or the “Registrant”) is a non-resident company incorporated under the laws of the Cayman Islands (the “CI”). A super majority of our ordinary shares, par value $0.0001 per share (the “Shares”), are held by non-United States residents, and our business is administered principally outside the United States of America (the “United States” or the “U.S.”) and all of our assets are located outside the United States.  As a result, we believe that we qualify as a “foreign private issuer” to register our class of Shares using this Form 20-F and to continue to file our annual reports using Form 20-F.

Currency

The financial information presented in this registration statement is expressed in U.S. Dollars, and the financial data in this registration statement is presented in accordance with accounting principles generally accepted in the United States.  All dollar amounts set forth in this report are in U.S. Dollars.

Generally Accepted Accounting Principles

 We report our financial results using United States generally accepted accounting principles (“U.S. GAAP”).  Unless otherwise specified, all references to financial results herein are to those calculated in accordance with U.S. GAAP.

Forward-Looking Information

This registration statement contains “forward-looking statements.” Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this registration statement that could cause actual results to differ materially from those stated in the forward-looking statements.  Any statements in this registration statement that are not statements of historical or current facts or conditions may be deemed “forward-looking” statements.  Forward-looking statements often may be identified by terminology such as “intend,” “should,” “expect,” “may,” “plan,” “anticipate,”  “believe,” “estimate,” “project” or “predict,” and the negative and variations of such words and comparable terminology.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events.  Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Name and Address	Title

Jennifer J. Weng	President, Director
c/o Pantheon China Acquisition Corp. II 10-102 #9 Jianwai Ave., Beijing, China

Charles W. Allen	Chief Financial Officer, Secretary, Director
1881 North Nash Street, Apt. 701 Arlington, VA 22209

B. Advisors

Our legal advisor is Anslow & Jaclin, LLP.  Its business address is:

Anslow & Jaclin, LLP
Attention:  Joseph M. Lucosky, Esq.
195 Route 9 South, 2nd Floor
Manalapan, NJ 07726

C. Auditors

Our auditor is De Joya Griffith & Company, LLC.  Its business address is:

De Joya Griffith & Company, LLC
2580 Anthem Village Drive
Henderson, NV 89052

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our financial statements are attached hereto and located immediately following the text of this registration statement. The audit report of De Joya Griffith & Company is included herein immediately preceding the financial statements and schedules. Listed below is a summary of our selected financial data:

A. Selected Financial Data

The following selected unaudited financial data is as of August 2, 2010 and should be read in conjunction with the financial statements and other information included elsewhere in this registration statement.

Selected Financial Data	Amount
Net sales/operating revenues	$0
Net loss	$(3,310)
Net loss per share	$(0.002)
Total assets	$15,000
Net assets	$11,690

We have not declared any dividends on our Shares since incorporation and do not anticipate that we will do so in the foreseeable future.

Exchange Rates

The official currency of the Cayman Islands is the U.S. Dollar. Therefore, disclosure of the exchange rate between the Cayman Islands and the U.S. is not applicable.

B. Capitalization and Indebtedness

The Company is authorized to issue 75,000,000 Shares. As of August 2, 2010, our capitalization was $15,000. At such date, we had indebtedness of $3,310.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our management’s pecuniary interests may be adverse to the best interests of our shareholders.

Our management is composed of Jennifer J. Weng, our President and a member of our board of directors (the “Board” or the “Board of Directors”), and Charles W. Allen, our Chief Financial Officer, Secretary and a member of our Board. A conflict of interest may arise between Ms. Weng’s and/or Mr. Allen’s personal pecuniary interest and their respective fiduciary duties to our shareholders and may at some point compromise their respective fiduciary duties to our shareholders. For example, the fact that Ms. Weng provided a loan to our Company may provide an additional motivation to enter into a merger or acquisition transaction that may not be in the best interests of our shareholders in order to receive repayment of her loan. Additionally, Ms. Weng and/or Mr. Allen may derive a greater return on their investment if they present a potential acquisition target to their other blank check companies than if they presented such opportunity to us. As a result, Ms. Weng and Mr. Allen may negotiate a business transaction in such a way as to provide them benefits from the transaction that are different from, or in addition to, the benefits that the other shareholders will receive from any potential transaction.

Our officers, directors and their affiliates are, and may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, there may be conflicts of interest between our management and our non-management shareholders.

Ms. Weng and Mr. Allen are currently involved with one other blank check company, Pantheon China Acquisition Corp. III, which is engaged in business activities similar to those intended to be conducted by our Company. Therefore, conflicts may arise between our Company and Pantheon China Acquisition Corp. III and any other blank check companies with which Ms. Weng, Mr. Allen and/or their affiliates may in the future be, affiliated, in the pursuit of business combinations. Pantheon China Acquisition Corp. III is not currently, however, contemplating any mergers or acquisitions. As a result, they may become aware of business opportunities that may be appropriate for presentation to us and at the same time to the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor.

Further, Tripoint Global Equities, LLC (“Tripoint”), a U.S. registered broker-dealer, may act as our investment banker, placement agent or financial consultant to identify an acquisition candidate in connection with a potential business combination transaction and may receive a fee for providing such services. Mr. Allen, our Chief Financial Officer, Secretary and a member of our Board (as well as a stockholder), is a Managing Director of TriPoint. We cannot assure you that conflicts of interest among us, TriPoint, our management and our shareholders will not develop.

We may not have the necessary capital to pay the advisors required for us to identify a potential acquisition partner and consummate a business combination, in which case our Company will not be able to execute our business plan.

We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination. Furthermore, we may not be able to pay, or continue to pay, our advisors, such as our attorneys, accountant and financial and other advisors, necessary for entering into a business combination with an acquisition target. If such advisors refuse to (i) provide services, (ii) continue to provide services or (iii) accept later payment of their fees, then we will not have the resources to implement our business plan.

There is competition for those private companies suitable for a merger transaction of the type contemplated by our management.

We are in a highly competitive market for a small number of available business opportunities, which could reduce the likelihood of our Company consummating a successful business combination. We are, and will continue to be, an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of our management to locate and attract a suitable acquisition.

Because the nature of our operations is highly speculative, there is a consequent risk of loss of an investment in our Company. The success of our plan of operations will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While our management intends to seek business combinations with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. If the only acquisition target available to us is a financially unstable company or an entity in its early stages of development or growth (including entities without established records of sales or earnings), we will incur more expenses without a correlating increase in our existing limited capital resources and will have to raise more capital in order to implement our business plan, and the probability of success will decrease. Further, our management anticipates that our Company will likely only be able to effect only one business combination. This lack of diversification may also lower the likelihood of success. In the event that we do complete a business combination, the success of our operations may be dependent upon the management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no agreements or understandings with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will consummate a business combination. Further, we cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our Shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time in seeking a target company, which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, each of Ms. Weng, our President and member of our Board, and Mr. Allen, our Chief Financial Officer, Secretary and a member of our Board, anticipates devoting no more than an aggregate of ten (10) hours per week to our affairs. Neither Ms. Weng nor Mr. Allen has entered into a written employment agreement with us and are not expected to do so in the foreseeable future. Their limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation, which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. However, if we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company located outside the United States, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our Shares, and liquidity of our Shares is limited.

Our Shares are not registered under the securities laws of any country, state or other jurisdiction and, accordingly, there is no public trading market for our Shares. Further, no public trading market is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and we thereafter file a registration statement under the Securities Act. Therefore, our outstanding Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. It is possible that our Shares cannot be sold under the exemptions from registration provided by Rule 144 of Regulation D or Section 4(1) of the Securities Act. Under Rule 144(i), effective February 15, 2008, Rule 144 is not available for the resale of securities issued by a shell company unless: (A) the company is no longer a shell company as defined by Rule 144(i)(1); (B) the company has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (C) the company has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), and at least one year has elapsed from the date that the company filed such “Form 10 information” (the information required to register securities under the Exchange Act) with the SEC.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies involved or their respective shareholders, which could deter third parties from entering into certain business combinations with us or result in your being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a foreign private investment company, U. S. investors who invest in our securities may suffer adverse tax consequences.

If we are deemed to be a Foreign Private Investment Company, U.S. investors who invest in our securities may suffer adverse tax consequences. These consequences may include being subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

The ability of our Board to issue our shares in one or more series of shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of our Company.

Our Memorandum of Association (the “Memorandum”) provides that our Board may authorize the issuance of our Shares in one or more classes of shares without shareholder approval. The ability of our Board to issue additional Shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our Company.

The rights of our shareholders under Cayman Islands law are not as extensive as those rights of shareholders of U.S. corporations.

Principles of Cayman Islands corporate law relating to such matters as the validity of our Company’s procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States. Under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Also, actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are odiously unreasonable may be declared null and void. In addition, in most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Under Cayman Islands law, liability of a director of a corporation to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and in the best interests of the corporation.

Further, Cayman Islands law does not protect the interests of the minority shareholders to the extent that the law in the United States protects the minority shareholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by our Board of and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

The protection available to our shareholders may be limited under Cayman Islands law.

The rights of our shareholders will be governed by our Memorandum and the Articles of Association of the Company (collectively, the “Articles”), as interpreted in accordance with the laws of the Cayman Islands. Where any provision of any contractual arrangement between a shareholder and our Company or any third party is inconsistent with the provisions of the Articles, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against our Company. Any remedies available to a shareholder of our Company may be limited to remedies available under Cayman Island law and regulations, which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions’ laws and regulations.

Our status as a “foreign private issuer” entitles us to exemptions from certain reporting requirements under the Exchange Act. As a result, less information is available about our Company than about domestic reporting companies and our shareholders may have less complete and timely data.

We are a “foreign private issuer,” as defined in Rule 3b-4 of the Exchange Act, and as such our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) of the Exchange Act. Therefore, we are not required to file a Schedule 14A proxy statement in relation to an annual meeting of shareholders or with respect to an initial business combination. Decisions as to which business opportunity our Company should participate will be unilaterally made by Ms. Weng and Mr. Allen, our directors and officers, who may act without the consent, vote or approval of our shareholders. As a result, our minority shareholders will likely not receive financial or other information about a merger partner prior to any business combination. Similarly, the laws of the Cayman Islands allows majority and controlling shareholders to act without considering the interests of the minority shareholders. Furthermore, the SEC will not review any proxy solicitation materials for our initial business combination and our shareholders will have less complete and timely information in connection with shareholder actions. Such actions are also permissible under the laws of the Cayman Islands.

As a foreign private issuer, we are not required to file as much information about us as compared to United States issuers. As a result, the lack of information about us makes it more difficult to make investment decisions about us.

We are not required to file quarterly reports with the SEC. In addition, our officers and directors are not required under Section 16 of the Exchange Act to file reports detailing their beneficial ownership of their shares of our Company, will have fewer restrictions on insider trading and will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability. Therefore, our shareholders will not be able to follow purchases and sales of common shares by insiders. Further, we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures. Because of these exemptions, shareholders may not be afforded the same protection or information generally available to shareholders holding shares in public companies organized in the U.S.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

We intend to issue more shares in a merger or acquisition, which will result in substantial dilution to our existing shareholders.

Our Memorandum authorizes the issuance of 75,000,000 Shares. Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our Shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of ordinary shares held by our then existing shareholders. For example, the lower our management values our Shares, the greater the number of our Shares that must be exchanged to the shareholders of the acquisition target. The greater the number of shares issued, the greater the dilution to our existing shareholders. Our board of directors has the power to issue any or all of such authorized but unissued shares without shareholder approval. To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our shares might be materially and adversely affected.

We have conducted limited market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

We have conducted limited market research concerning prospective business opportunities. Therefore, we have no assurances that there are merger or acquisition partners available as contemplated by us. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us.

Because our capital resources and the amount of time our management is willing to devote to our Company is limited, our ability to perform due diligence on potential acquisition targets may be inadequate and expose us to unforeseen risks and liabilities.

If we fail to identify potential issues or risks in our due diligence of the targets or properly address them prior to our acquisitions, we may suffer losses or be subject to liabilities if such risks materialize after the acquisitions are completed. If we are not able to realize the benefits envisioned from such acquisitions, our overall profitability and growth plans may be hindered. In addition, we may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on commercially acceptable terms. If we fail to identify appropriate candidates or complete desired acquisitions, we may not be able to implement our business plan effectively or efficiently. Moreover, we may fail to negotiate successfully with the potential target companies and be unable to acquire them at the prices we expect, or at all. In addition, being overly dependent upon information provided by the promoters, owners, sponsors or others associated with a target business seeking our participation in a transaction will not be objective due to the target company’s desire to merge with, or be acquired by, us.

Because our Shares will likely be a considered a “penny stock” for the foreseeable future, the ability to sell our Shares may be limited.

The Penny Stock Act of 1990 requires specific disclosure to be made available in connection with trades in the stock of companies defined as “penny stocks”. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

The penny stock rules require that a broker-dealer, prior to any transaction involving a penny stock, approve a person's account for transactions in penny stocks and receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell our Shares, which may affect the ability to sell our shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. Because the liquidity for our Shares may decrease, there may be a corresponding decrease in the price of our Shares. Our Shares, in all probability, will be subject to such penny stock rules for the foreseeable future and our shareholders will, in all likelihood, find it difficult to sell our Shares.

Because we may seek to complete a business combination through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business become public through a “reverse merger” without the typical initial public offering procedures that usually include a large selling group of broker-dealers who provide market support after going public because they have an incentive to follow or recommend the purchase of our common stock in the form of commissions. As a result, there is limited market activity in our stock and we are too small to attract the interest of many brokerage firms and analysts. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future. Security analysts of major brokerage firms and securities institutions may not cover us since there are no broker-dealers who sold our stock in a public offering who would have an incentive to follow or recommend the purchase of our common stock.

We cannot assure you that following a business combination with an operating business, our Shares will be quoted on NASDAQ or listed on any U.S. or foreign securities exchange.

Following a business combination, we may seek the listing of our Shares on a stock exchange or quotation with NASDAQ. However, we cannot assure you that following such a transaction, we will be able to meet the initial quotation or listing standards of NASDAQ or any stock exchange, or that we will be able to maintain a quotation or listing of our Shares on NASDAQ or any stock exchange. After completing a business combination, until our Shares are quoted on the NASDAQ or listed on a stock exchange, we expect that our Shares would be eligible to trade on the OTC Bulletin Board or on the “pink sheets,” another over-the-counter quotation system, where our shareholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Shares. Therefore, your Shares will be less liquid if we are not able to list on NASDAQ or another stock exchange.

This registration statement contains forward-looking statements and information relating to us, our industry and other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by applicable law, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Our Company was incorporated in the Cayman Islands on March 18, 2010 under the Companies Law (2009 Revision), as amended, and the common law of the Cayman Islands. Since inception, our Company has been engaged in organizational efforts and obtaining initial financing. Our business purpose is to seek the acquisition of, or merger with, an existing operating company. We have not conducted any negotiations nor entered into a letter of intent concerning any target business, nor have we had a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

Our offices are located at 10-102 #9 Jianwai Ave., Beijing, China. Our telephone number of this office is 86-13910685200.

(1) Form of Acquisition

We are seeking operating companies that desire to merge or do a share exchange with a public reporting shell. We do not intend to solicit investors for the companies in which we will acquire an interest. We do not intend to pay finder’s fees or issue securities as finder’s fees. We believe that we are unlikely to merge with or acquire another company in which our promoters, management or their respective affiliates or associates, directly or indirectly, have an ownership interest because none of the companies currently owned by such entities would be a good candidate for a merger or share exchange.

After finding the target company, we will consummate a reverse merger, after which the shareholders of the target company would generally hold most of our Shares, which would be the surviving company. Giving effect to the reverse merger, our present shareholders would likely have a small percentage of our Shares. There will not be a minimal transaction value required as a condition to effectuating a reverse merger with any target company. As part of such a transaction, all or a majority of our directors may resign and new directors would be appointed without any vote by our shareholders. We do not intend to provide our shareholders with complete disclosure concerning a target company and its business, including its audited financial statements, before any merger or acquisition. We prefer to choose reverse merger candidates that have audited financial statements. If there is a reverse merger candidate with high potential, but without audited financial statements, we would wait for audited financials of the target company to be available before consummating the merger. We believe that we will not be subject to regulation under the Investment Company Act because we will not be engaged in the business of investing or trading in securities. If we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of, and unilaterally by, Ms. Weng, our President and a director, and Mr. Allen, our Chief Financial Officer, Secretary and a director, without any vote or approval by shareholders because we are a “foreign private issuer,” as defined in Rule 3b-4 of the Exchange Act. Foreign private issuers are exempt from Sections 14(a), 14(b), 14(c), 14(f) of the Exchange Act. Therefore, we are not required to file a Schedule 14A proxy statement with respect to an initial business combination. Because the SEC will not review any proxy solicitation materials for our initial business combination, our shareholders will have less complete and timely information in connection with shareholder actions and will likely not receive financial or other information about a merger partner prior to any business combination. Similarly, the laws of the Cayman Islands allows majority and controlling shareholders to act without considering the interests of the minority shareholders.

In the case of a statutory merger or consolidation directly involving our Company, it will likely be necessary to call a shareholders’ meeting and obtain the approval of the holders of a majority of our outstanding Shares. Ms. Weng, our President and a director, is also the majority shareholder of our Company, and as such, will be able to approve the transaction unilaterally by written consent and without soliciting other shareholders.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and other advisors. If a decision is made to not participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for our participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the related costs that we incurred. Further, the payment of compensation to any director, officer or promoter of our Company will be a condition to which a target company must agree.

We presently have no employees apart from our management, which consists of Ms. Weng, our President and a director, and Mr. Allen, our Chief Financial Officer, Secretary and a director. Ms. Weng and Mr. Allen are engaged in outside business activities, and each will devote very limited time (e.g., no more than ten hours per week) to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

 (2) Reports to security holders

(a) We are not required to deliver an annual report to our security holders and at this time do not anticipate the distribution of such a report.

(b) We will file reports with the SEC. We will be a reporting foreign private issuer and will comply with the requirements of the Exchange Act.

(c) The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

B. Business Overview

Introduction

Based on our proposed business activities, we are a “blank check” company, which is defined by the SEC as “any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under Rule 12b-2 under the Securities Act, we also qualify as a “shell company” because we have no or nominal assets (other than cash), no or nominal operations or any combination of both. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Our management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond will be to achieve long-term growth potential through a combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of Ms. Weng, our President and a director, and Mr. Allen, our Chief Financial Officer, Secretary and a director. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In our efforts to analyze potential acquisition targets, we will consider the following types of factors:

(a)	Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)	Competitive position as compared to other firms of similar size and experience within the industry segment, as well as within the industry as a whole;

(c)	Strength and diversity of management, either as currently existing or scheduled for recruitment;

(d)
Capital requirements and anticipated availability of required funds to be provided by our Company or from operations through the sale of additional securities, joint ventures or similar arrangements or from other sources;

(e)	The cost of our participation as compared to the perceived tangible and intangible values and potentials;

(f)	The extent to which the business opportunity can be advanced; and

(g)	The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other necessary items.

In applying the foregoing criteria, no single one of which will be controlling, our management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the target company to be acquired.

C. Organizational Structure

Not applicable.

D. Property, Plants and Equipment

We neither rent nor own any real or personal properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

We were organized as a vehicle to investigate and, if such investigation warrants, acquire, a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond will be to achieve long-term growth potential through a combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and thus, may acquire any type of business.

We do not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond will be paid with money in our treasury, which as of October 12, 2010 was approximately $4,500, and/or through borrowings from Ms. Weng and/or Mr. Allen (who comprise our management and shareholders), and/or other potential investors.

During the next 12 months and beyond, we anticipate incurring costs related to:

(i)	filing Exchange Act reports and other regulatory costs; and

(ii)	consummating an acquisition.

We believe that we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by Ms. Weng, Mr. Allen and/or potential investors.

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense and loss of voting control which may occur in a public offering.

Our management has not had any preliminary contact or discussions with any representatives of any entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination due primarily to our limited financing and the dilution of interests for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained; providing liquidity for the principals of, and investors in, a business; creating a means for providing incentive stock options or similar benefits to key employees; and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

B. Liquidity and Capital Resources

Our only internal and external sources of liquidity will be equity investments and loans from our directors and shareholders Ms. Weng and Mr. Allen. We intend to obtain any additional working capital needed through debt or equity investments from Ms. Weng, Mr. Allen and/or potentially new investors. Ms. Weng and/or Mr. Allen have not indicated a maximum amount that they will be willing to provide to our Company.

Operating expenses for periods subsequent to our formation will be funded by equity investments or advances from Ms. Weng and/or Mr. Allen. Cash and equivalents will be held in a U.S. denominated Hong Kong domiciled bank in either an interest bearing money market account or a non-interest bearing checking account.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Not applicable.

E. Off-balance Sheet Arrangements

We presently do not have off balance sheet commitments.

F. Tabular Disclosure of Contractual Obligations

None.

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our current officers and directors are as follows:

Name	Age	Position

Jennifer J. Weng	42	President, Director

Charles W. Allen	35	Chief Financial Officer, Secretary, Director

Jennifer J. Weng is our President and one of our directors since our inception. Ms. Weng is also currently the President and a director of our affiliate Pantheon China Acquisition Corp. III. Prior to our inception, Ms. Weng was a founder, Chief Financial Officer and Secretary of Pantheon China Acquisition Corp., which successfully completed a business combination on June 30, 2009 with China Cord Blood Corporation, a company currently listed on the NYSE (NYSE: CO). Since 2009, she has been a managing director of Pantheon China Acquisition Ltd., a financial advisory firm that engages in a variety of capital market transactions, including mergers & acquisitions, pre-IPO financing, alternative public offerings and IPO’s. From 2005 to 2009, Ms. Weng was the executive director of Greater Pacific Inc., where she has been active in managing and advising investments in both private and public companies based in China. From 2001 to 2005, she was a senior research analyst with the Industrial Bank of Japan, Ltd. and its successor Mizuho Corporate Bank in New York. From 2000 to 2001, she was Vice President of Finance for a-Media Inc. based in New York. From 1998 to 2000, she was an associate with Morgan Stanley. From 1995 to 1998, she was an auditor with KPMG Peat Marwick in the United States. Ms. Weng received a B.A. in Architecture from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. She is current a director and chairperson of the audit committee of China Cord Blood Corporation (NYSE: CO).

Charles W. Allen is our Chief Financial Officer, Secretary and one of our directors and has been since our inception. Mr. Allen is also currently the Chief Financial Officer, Secretary and a director of our affiliate Pantheon China Acquisition Corp. III. Mr. Allen is also currently a Managing Director of TriPoint Global Equities, LLC, a boutique investment bank focused on helping Chinese companies access the U.S. capital markets. Mr. Allen joined TriPoint in October 2009 and has extensive experience in structuring and executing a variety of capital markets transactions, including alternative public offerings, PIPE financings, private placements and IPO’s. Prior to joining TriPoint, Mr. Allen was a Managing Director at Broadband Capital Management LLC from March 2006 to October 2009, where he also advised Asian and other companies concerning capital markets transactions. In 2005 Mr. Allen worked as an Associate for the Akul Group, an equity hedge fund, and provided fundamental research coverage, investment strategies and risk management analysis. Mr. Allen began his career as a field engineer for Emcore Corporation (NASDAQ: EMKR), where he assisted customers with their compound semiconductor manufacturing capabilities, and as a senior manufacturing engineer for Agility Communications, where he focused on the manufacture and development of tunable lasers for fiber optic communications. Mr. Allen received a B.S. in Mechanical Engineering from Lehigh University and a M.B.A. from the Mason School of Business at the College of William & Mary.

B. Compensation

Neither Ms. Weng nor Mr. Allen has received any cash remuneration since inception for their service as our officers and directors and no remuneration of any nature has been paid for or on account of such services. We do not currently anticipate paying compensation of any kind to Ms. Weng or Mr. Allen prior to entering into a business combination. We do not have an employment agreement with either Ms. Weng or Mr. Allen and therefore we are not obligated to provide Ms. Weng or Mr. Allen any benefits upon termination of their relationship with us.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by our Company for the benefit of our employees.

C. Board Practices

Ms. Weng and Mr. Allen have each served as directors of our Company since March of 2010. As of the date hereof, we do not have an audit or remuneration committee.

D. Employees

We have no employees and do not intend to have any full-time employees prior to the consummation of a business combination.

E. Share Ownership

Name	Number of Shares	Purchase Price	Percent of Common Shares Outstanding
Super Castle Investments Limited (1)	1,327,200	$11,850	79%
Allen Consulting, LLC (2)	352,800	$3,150	21%
Total	1,680,000	$15,000	100%

(1)	Controlled by Ms. Weng
(2)	Controlled by Mr. Allen

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Name and Address	Number of Shares & Beneficial Ownership (1)	Percent of Shares
Super Castle Investments Limited (2)	1,327,200	79%
Allen Consulting, LLC (3)	352,800	21%

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or dispositive power with respect to securities. The percentage of beneficial ownership is based on 1,680,000 shares of Common Stock outstanding as of August 2, 2010.

(2)	Jennifer J. Weng, one of our directors and our President, holds voting and dispositive power over the shares owned by Super Castle Investments Limited.
(3)	Charles W. Allen, one of our directors and our Secretary and Chief Financial Officer, holds voting and dispositive power over the shares owned by Allen Consulting, LLC.

Our major shareholders do not have different voting rights. All of the Shares shall be held in the host country and all of the record holders shall be in the host country.

B. Related Party Transactions

On April 1, 2010, Jennifer J. Weng, a Director and President of our Company, loaned our Company $3,310, which she used to pay, on behalf of our Company, expenses of $3,310. This loan payable is non-interest bearing and due on the earlier of (i) April 1, 2012 and (ii) the date that our Company consummates a merger or similar transaction with an operating business.

On July 8, 2010, we sold 1,327,200 and 352,799 Shares to Super Castle Investments Limited and Allen Consulting, LLC, respectively. The 1,679,999 Shares were sold for an aggregate purchase price equal to $15,000. No underwriting discounts or commissions were paid with respect to such sales.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 of Form 20-F are attached hereto and found immediately following the text of this registration statement. The audit report of De Joya Griffith & Company is included herein immediately preceding the financial statements and notes to the financial statements.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our Company is authorized to issue a maximum of 75,000,000 shares, par value $0.0001 per share. As of August 2, 2010, there were 1,680,000 shares of our common stock issued and outstanding.

B. Memorandum and Articles of Association

Our Company was incorporated in the Cayman Island on March 18, 2010 under the Companies Law (2009 Revision), as amended, and the common law of the Cayman Islands.

Pursuant to Section 2 of the Memorandum, the objectives for which our Company was established include the following:

(a)
(i) To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters, and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations, and/or (ii) to carry on, whether as principals, agents or otherwise howsoever, the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of, all types of property including services;

(b)
To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities, including, without prejudice to the generality of the foregoing, all such powers of veto or control as may be conferred by virtue of the holding by our Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which our Company is interested, upon such terms as may be thought fit;

(c)
To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with, real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licenses, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds;

(d)
To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organize any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of our Company, or of advancing, directly or indirectly, the objectives of our Company or for any other purpose which our Company may think expedient;

(e)
To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company, whether or not related or affiliated to our Company, in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of our Company, both present and future, including its uncalled capital or by any such method and whether or not our Company shall receive valuable consideration thereof; and

(f)
To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of our Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors of our Company likely to be profitable to our Company.

Directors

(a) A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

Pursuant to Section 72 of the Articles, the nature of the interest of any director or alternate director in any contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. The Articles do not provide for other voting restrictions for directors deemed to be interested in a particular transaction.

(b) The director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Pursuant to Section 80 of the Articles, the directors may exercise all the powers of our Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our Company or of any third party.

(d) Retirement or non-retirement of directors under an age limit requirement.

There are no specific provisions in the Memorandum or the Articles regarding age limit requirements pertaining to the retirement or non-retirement of directors.

(e) Number of shares, if any, required for director’s qualification.

According to our Memorandum and Articles, a share holding qualification for directors may be fixed by our Company in general meeting, but unless and until so fixed, no qualification shall be required.

Classes of Securities

If at any time the share capital of our Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Common Shares

(a) Dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favor this entitlement operates.

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of our common stock with respect to the payment of dividends.

(b) Voting rights, including whether directors stand for reelection at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required.

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every holder of record present in person or by proxy at a general meeting shall have one vote and on a poll every holder of record present in person or by proxy shall have one vote for each share registered in his name in the register of holders of common stock.

There are no specific provisions in the Memorandum or the Articles regarding the election of directors at staggered intervals.

(c) Rights to share in our Company’s profits.

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of our common stock to share in our profits.

(d) Rights to share in any surplus in the event of liquidation.

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of our common stock to share in any surplus in the event of liquidation.

(e) Redemption provisions

Subject to the provisions of the Articles, shares may be issued on the terms that they are, or at the option of our Company or the holder are, to be redeemed on such terms and in such manner as our Company, before the issue of the Shares, may by special resolution determine.

Our Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorized by our Company in general meeting and may make payment therefore in any manner authorized by statute, including out of capital.

(f) Sinking fund provisions.

The Memorandum and the Articles have no provisions for surrender or sinking funds.

(g) Liability to further capital calls by our Company

The directors may from time to time make calls upon the holders in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms; provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each holder shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to our Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the directors may determine. A call may be made payable in installments. A call shall be deemed to have been made at the time when the resolution of the directors authorizing such call was passed. The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

 (h) Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of Shares.

The Articles have no provision for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of Shares.

Changing the Rights of Stockholders

If at any time the share capital of our Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not our Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

The provisions of the Articles relating to general meetings shall apply to every such general meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll. The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Shareholder Meetings

Our Company shall within one year of its incorporation and in each year of its existence thereafter hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the registered office on the second Wednesday in December of each year at ten o’clock in the morning.

Our directors may, whenever they think fit, and they shall, on the requisition of the shareholders of our Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of our Company as at the date of the deposit carries the right of voting at general meetings of our Company, proceed to convene a general meeting of our Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of our Company and may consist of several documents in like form, each signed by one or more requisitionists.

If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by directors.

Limitations on Ownership Rights

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of our Company. The laws of the Cayman Islands may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a Cayman Islands company.

Change of Control of our Company

There are no specific provisions in the Memorandum or the Articles that would have an effect of delaying, deferring or preventing a change in control of our Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company.

Disclosure of Ownership

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

C. Material Contracts

Our Company has no material contracts.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation of the Cayman Islands which restrict the import or export of capital, including the availability of cash and cash equivalents for use by our Company’s group, the remittance of dividends, interest or other payments to non-resident holders of our Company’s securities.

E. Taxation

Under the current laws of the Cayman Islands, our Company is not subject to tax on income or capital gains. In addition, upon any payment of dividend by our Company, no Cayman Islands withholding tax is imposed.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Our Company’s auditor for its financial statements at June 30, 2010 was De Joya Griffith & Company, LLC located at 2580 Anthem Village Drive, Henderson, NV 89052. The audit report is included with the related financial statements in this registration statement.

H. Documents on Display

Item 19 sets forth a list of exhibits that are filed as part of this registration statement; that list is incorporated herein by reference.

I. Subsidiary Information

Our Company has no subsidiaries. Therefore, this item is not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Our Company has no securities other than equity securities. Therefore, this item is not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The financial statements as required under Item 17 are attached hereto and found immediately following the text of this registration statement. The audit report of De Joya Griffith & Company LLC is included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Our Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are filed as part of this registration statement and incorporated herein by reference to the extent applicable:

Index to Exhibits

Exhibit Number	Description of Exhibit

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed August 5, 2010)

3.2	Memorandum & Articles of Association (incorporated by reference to Exhibit 3.2 to the Company’s Form 20-F filed August 5, 2010)

10.1
Common Stock Purchase Agreement by and between Pantheon China Acquisition Corp. II, a Cayman Island corporation, and certain Purchasers signatory thereto, dated July 8, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 20-F filed August 5, 2010)

10.2
Promissory Note dated April 1, 2010 in the principal amount of $3,310 issued by the Company to Jennifer J. Weng (incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F/A filed September 15, 2010)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PANTHEON ACQUISITION CORP. II

/s/ Jennifer J. Weng
Jennifer J. Weng
President

Date: October 15, 2010

PANTHEON CHINA ACQUISITION CORP. II
(A Development Stage Company)
Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:	F-3 – F-6

Balance Sheet as of June 30, 2010	F-3

Statement of Operations for the period March 18, 2010 (inception) to June 30, 2010	F-4

Statement of Changes in Stockholder’s Equity for the period March 18, 2010 (inception) to June 30, 2010	F-5

Statement of Cash Flows for the period March 18, 2010 (inception) to June 30, 2010	F-6

Notes to Financial Statements	F-7 – F-10

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Pantheon China Acquisition Corp. II
Las Vegas, Nevada

We have audited the accompanying balance sheet of Pantheon China Acquisition Corp. II (A Development Stage Company) as of June 30, 2010 and the related statements of operations, stockholder's deficit and cash flows from inception (March 18, 2010) through June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pantheon China Acquisition Corp. II (A Development Stage Company) as of June 30, 2010 and the results of its operations and cash flows from inception (March 18, 2010) through June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

De Joya Griffith & Company, LLC

DeJoya Griffith & Company, LLC

Henderson, Nevada
July 29, 2010

2580 Anthem Village Dr., Henderson, NV 89052
Telephone (702) 563-1600 • Facsimile (702) 920-8049

Member Firm with
Russell Bedford International
Russell Bedford

Pantheon China Acquisition Corp. II
(A Development Stage Company)
BALANCE SHEET

June 30,
2010
(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-
Total current assets	-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES:
Note payable - related party	$3,310
Total current liabilities	3,310

TOTAL LIABILITIES	3,310

STOCKHOLDER'S DEFICIT:
Common stock, $.0001 par value; 75,000,000 shares authorized; 1 shares issued and outstanding	-
Deficit accumulated during the development stage	(3,310)

TOTAL STOCKHOLDER'S DEFICIT	(3,310)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$-

The accompanying notes are an integral part of the financial statements.

Pantheon China Acquisition Corp. II
(A Development Stage Company)
STATEMENT OF OPERATIONS

Inception
(March 18, 2010)
to June 30, 2010
(Audited)

REVENUE	$-

OPERATING EXPENSES:
Professional fees	3,310
Total Operating Expenses	3,310

LOSS FROM OPERATIONS	(3,310)

NET LOSS	$(3,310)

BASIC NET LOSS PER SHARE	$(3,310)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC	1

The accompanying notes are an integral part of the financial statements.

Pantheon China Acquisition Corp. II
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S DEFICIT

			Deficit Accumulated	Total
	Common Stock		During the	Stockholder's
	Shares	Amount	Development Stage	Deficit
BALANCE AT INCEPTION (MARCH 18, 2010)	-	$-	$-	$-
Issuance of common stock	1	-	-	-
Net loss	-	-	(3,310)	(3,310)
BALANCES AT JUNE 30, 2010	1	$-	$(3,310)	$(3,310)

The accompanying notes are an integral part of the financial statements.

Pantheon China Acquisition Corp. II
(A Development Stage Company)
STATEMENT OF CASH FLOWS

Inception
(March 18, 2010)
to June 30, 2010
(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,310)
Adjustments to reconcile net loss to net cash in operations
Changes in operating liabilities:	-
Net cash used in operating activities	(3,310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note - related party	3,310
Net cash provided by financing activities	3,310

NET INCREASE IN CASH AND CASH EQUIVALENTS	-

Cash and cash equivalents at beginning of period	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$-

The accompanying notes are an integral part of the financial statements.

PANTHEON CHINA ACQUISITION CORP. II
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Organization and Business:

Pantheon China Acquisition Corp. II (the “Company”) was incorporated in the Cayman Islands on March 18, 2010 for the purpose of raising capital that is intended to be used in connection with its business plans which may include a possible merger, acquisition or other business combination with an operating business.

The Company is currently in the development stage as defined in FASB ASC 915. All activities of the Company to date relate to its organization, initial funding and share issuances.

Going Concern
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has not begun generating revenue, is considered a development stage company, has experienced net operating losses, had an accumulated deficit of ($3,310) and had a working capital deficiency of ($3,310) as of June 30, 2010. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to issue more shares of common stock, warrants or debt in order to raise funds. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

(b)	Basis of Presentation:

The accompanying audited financial statements have been prepared in accordance with Securities and Exchange Commission requirements for financial statements.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

(c)	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PANTHEON CHINA ACQUISITION CORP. II
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(d)	Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

(e)	Income taxes:

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC Topic 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Accounting guidance now codified as FASB ASC Topic 740-20, “Income Taxes – Intraperiod Tax Allocation,” clarifies the accounting for uncertainties in income taxes recognized in accordance with FASB ASC Topic 740-20 by prescribing guidance for the recognition, de-recognition and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FASB ASC Topic 740-20 requires that any liability created for unrecognized tax benefits is disclosed. The application of FASB ASC Topic 740-20 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets.

(f)	Loss per common share:

Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments.

(g)	Fair value of financial instruments:

The carrying value of cash equivalents and accrued expenses approximates fair value due to the short period of time to maturity.

PANTHEON CHINA ACQUISITION CORP. II
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(h)	Recent accounting pronouncements:

In April 2010, the FASB issued ASU No. 2010-17, "Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition" (codified within ASC 605 - Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

In March 2010, the FASB issued ASU No. 2010-11, "Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives" (codified within ASC 815 - Derivatives and Hedging). ASU 2010-11 improves disclosures originally required under SFAS No. 161. ASU 2010-11 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-11 is not expected to have any material impact on our financial position, results of operations or cash flows.

In February 2010, the FASB issued Accounting Standards Update 2010-09 (ASU 2010-09), Subsequent Events (Topic 855), amending guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended June 30, 2010. The adoption of this guidance did not have a material impact on our financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This update changed the accounting model for revenue arrangements that include both tangible products and software elements. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-14 to have a material effect on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances under existing US GAAP. This amendment has eliminated that residual method of allocation. This update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

PANTHEON CHINA ACQUISITION CORP. II
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 2 -   NOTE PAYABLE – RELATED PARTY:

On April 1, 2010, Jennifer J. Weng, a Director and President of the Company, loaned the Company $3,310. This loan payable is non-interest bearing and due on April 1, 2012, or the date the maker consummates a merger or similar transaction with an operating business.

NOTE 3 -   STOCKHOLDERS’ DEFICIT:

The Company is authorized by its Memorandum and Articles of Association to issue an aggregate of 75,000,000 shares of capital stock, par value $.0001 per share. On March 18, 2010 the Company issued 1 share of common stock for no consideration to Charles W. Allen, the Secretary, Chief Financial Officer and a director of the Company.

As of June 30, 2010, 1 share of common stock was issued and outstanding.

NOTE 4 - INCOME TAXES

Under the current laws of the CI, the Company is not subject to tax on income or capital gains. In addition, upon any payment of dividend by the Company no CI withholding tax is imposed.

NOTE 5 -   SUBSEQUENT EVENTS:

On July 8, 2010, the Company sold 1,327,200 and 352,799 shares of its common stock, par vale $0.0001 per share to Super Castle Investments Limited and Allen Consulting, LLC respectively. The 1,679,999 shares of common stock were sold for an aggregate purchase price equal to $15,000. No underwriting discounts or commissions were paid with respect to such sales.